UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-l(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

(Amendment No. )*

Repay Holdings Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

76029L100

(CUSIP Number)

c/o Parthenon Capital Partners

Four Embarcadero Center, Suite 3610

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*

information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes’).

1.	Names of Reporting Persons BT Parent GP, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,907,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,907,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,907,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.41%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Calcualted based upon 94,658,880 shares of Class A Common Stock, par value $0.0001 (“Class A Common Stock”) outstanding as of November 3, 2023, as reported on the Issuer’s Form 10-Q filed November 9, 2023.

1.	Names of Reporting Persons Beckham Aggregator, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,907,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,907,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,907,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.41%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Calcualted based upon 94,658,880 shares of Class A Common Stock outstanding as of November 3, 2023, as reported on the Issuer’s Form 10-Q filed November 9, 2023.

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D relates to the Class A Common Stock of Repay Holdings Corporation, a Cayman Islands corporation (the “Issuer”). The Issuer’s principal address is 3 West Paces Ferry Road, Suite 200, Atlanta, GA 30305.

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is filed as joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i)	BT Parent GP, LLC

(ii)	Beckham Aggregator, L.P.

The principal address of each of the Reporting Persons is c/o Parthenon Capital Partners, Four Embarcadero Center, Suite 3610, San Francisco, CA 94111.

(d) and (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The reported securities were acquired in connection with a merger transaction with the Issuer that was completed on June 15, 2021.

Item 4.	Purpose of Transaction.

The Reporting Persons or their affiliates intend to review their investment in the Issuer on an ongoing basis and may seek to increase or decrease their position in the issuer including purchasing additional Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer. In addition, the Reporting Persons or their affiliates may seek to sell or otherwise dispose of some or all securities of the Issuer, including the reported shares of Class A Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or acquire some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective members, stockholders, partners or beneficiaries, as applicable, transferring shares of common stock to affiliated transferees, or the entry into a total return swap, asset swap or repurchase transaction) from time to time, in each case, in open market or private transactions, block sales or otherwise. The Reporting Persons or their affiliates may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

In addition, in the course of their review, the Reporting Persons or their affiliates may take actions with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the “Board”), members of management or other stockholders of the Issuer, and taking steps to explore (including receiving confidential information with respect to) or implement a course of action, including, without limitation, engaging advisors to assist in any review, evaluating strategic or financing alternatives as they may become available and entering into confidentiality, standstill or other similar agreements with the Issuer.

Such discussions and other actions may relate to, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, sale of stock or assets, business combination, reorganization or liquidation) involving the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; or acting as a participant in debt or equity financings of the Issuer or any of its subsidiaries or any other process that may be initiated by the Issuer. The Reporting Persons or their affiliates may take any and all related actions in connection with the foregoing. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments; an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; general industry and economic conditions; the securities markets in general; tax considerations; the Reporting Persons’ or such affiliates’ trading and investment strategies, other investment and business opportunities, applicable legal and/or contractual restrictions and liquidity requirements; and other factors deemed relevant by such Reporting Persons and such affiliates.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The ownership percentage reflected in this statement is based upon 94,658,880 shares of Class A Common Stock outstanding as of November 3, 2023, as reported on the Issuer’s Form 10-Q filed November 9, 2023.

Beckham Aggregator, L.P. directly holds the securities reported herein and, in its capacity as the general partner of Beckham Aggregator, L.P., BT Parent GP, LLC may be deemed to beneficially own the reported securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of Class A Common Stock reported herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person, other than Beckham Aggregator, L.P. with respect to securities reported as directly held by Beckham Aggregator, L.P.

(c)

Except as otherwise set forth in Item 4, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) and (e)

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated as of February 20, 2024.

Exhibit B	Power of Attorney, dated as of February 20, 2024.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

BT PARENT GP, LLC

By:	/s/ Paul Marnoto
Name: Paul Marnoto
Title: Attorney-in-Fact

BECKHAM AGGREGATOR, L.P.

By: BT Parent GP, LLC
Its: General Partner

By:	/s/ Paul Marnoto
Name: Paul Marnoto
Title: Attorney-in-Fact